

2023 ANNUAL REPORT



NorthWestern® Energy

Delivering a Bright Future







SERVICE TERRITORY

HAVRE
KALISPELL
MONTANA
GREAT FALLS
MISSOULA
HELENA
BUTTE
BOZEMAN
BILLINGS
YELLOWSTONE NATIONAL PARK
WYOMING
NORTH DAKOTA
SOUTH DAKOTA
ABERDEEN
HURON
BROOKINGS
MITCHELL
YANKTON
NEBRASKA
NORTH PLATTE
GRAND ISLAND
KEARNEY
Electric
Natural Gas
Wind Farm
Hydro Facilities
Thermal Generating Plants
Thermal Plant Under Construction
Natural Gas Reserves
Peaking Plants

NorthWestern Energy provides electricity and natural gas in the upper Midwest and Northwest, serving approximately 764,200 customers in Montana, South Dakota, Nebraska and Yellowstone National Park. Our business consists of federal- and state-regulated operations, including electric and natural gas distribution and transmission, electric generation and natural gas production.

Year	YEAR-END SHARE PRICE	BASIC EARNINGS PER SHARE	DIVIDENDS PER SHARE	NET PROPERTY, PLANT & EQUIPMENT (IN BILLIONS)
2019	$71.67	$4.01	$2.30	$4.70
2020	$58.31	$3.07	$2.40	$4.95
2021	$57.16	$3.61	$2.48	$5.25
2022	$59.34	$3.28	$2.52	$5.66
2023	$50.89	$3.22	$2.56	$6.04

MT ELECTRIC

- 405,500 customers in 221 communities
- 6,600 miles of transmission lines
- 18,674 miles of distribution lines
- 887 MW nameplate owned power generation

SD ELECTRIC

- 64,800 customers in 116 communities
- 1,308 miles of transmission lines
- 2,365 miles of distribution lines
- 446 MW nameplate owned power generation

MT NATURAL GAS

- 212,100 customers in 118 communities
- 5,155 miles of distribution pipelines
- 2,235 miles of intrastate transmission pipelines
- 18 Bcf gas storage
- 32 Bcf owned proven natural gas reserves

SD NATURAL GAS

- 49,800 customers in 80 communities
- 1,747 miles of distribution pipeline
- 55 miles of intrastate transmission pipelines

NE NATURAL GAS

- 43,100 customers in 4 communities
- 826 miles of pipelines

◄ *In honor of the Northwestern Public Service Centennial in 2023, NorthWestern Energy commissioned a painting by South Dakota Artist John C. Green. The painting depicts a South Dakota farm landscape with dedicated servicemen restoring electric service.*

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CENTENNIAL 100
POWERFUL YEARS
Nasdaq
NWE
NasdaqListed

A LETTER FROM THE CEO

▲ *On Dec. 19, 2023, NorthWestern Energy Board of Directors and Executive Team rang Nasdaq's Closing Bell at Times Square in New York, celebrating the centennial of Northwestern Public Service, the company that transformed into NorthWestern Energy.*

> **Everything works — and will continue to work — as long as we have electricity. It's what keeps the lights on, the oxygen flowing, the information going. Everything is the grid, the grid, the grid.**
>
> - Peggy Noonan, Wall Street Journal columnist

Electric and natural gas service are so commonplace that it's easy to overlook their importance. However, these services offered by NorthWestern Energy are the difference between chaos and civilization, as the quote from Peggy Noonan illustrates so perfectly. While the energy landscape is changing quickly, the one thing that hasn't changed at NorthWestern Energy is our commitment to finding the delicate balance between reliability, affordability and sustainability.

Reliability, affordability and sustainability are the pillars that guide us as we adapt and react to the changing energy landscape and find innovative solutions to meet our growing demand for capacity. The reasons we exist are to provide essential electric and natural gas service and to maintain and expand critical infrastructure to meet the needs of our customers, communities and states we serve.



RELIABILITY

▲ NorthWestern Energy uses aerial tree trimming along some of our transmission lines as part of our Wildfire Mitigation Plan.

Adequate generation capacity with a balanced mix of resources is a key component of reliability. We continue to be concerned about securing adequate energy capacity for the future, especially in Montana. Montana lacks an organized energy market to rely on. Additionally, the region continues to experience dispatchable thermal capacity retirements and regularly faces dwindling transmission system capacity during critical peak periods when electricity must be moved into the state.

To address our capacity needs in Montana, we are constructing the 175-megawatt Yellowstone County Generating Station, which will generate energy on-demand and provide cost-effective, reliable and environmentally responsible energy. This new resource, which will come online in Q3 of 2024, will be able to respond quickly to fluctuations in customer demand, help support the variability of wind and solar generation, and run the full output of the plant on those peak winter and summer days.

In early 2023, we announced our acquisition of Avista Corporation's 15 percent ownership (222 megawatts) in Colstrip for no upfront cost, effective end-of-day December 31, 2025. These additional resources are critical for providing reliable, affordable service and improving a capacity deficit

to a slight surplus through the remainder of the decade.

For the last decade, grid resiliency has been a major focus for NorthWestern Energy. Enhancing and hardening our system prepares us for the increasing threats of weather, wildfire and cyber security events. It also improves reliability for our customers and helps meet Montana's growing energy needs. Our focus on resiliency also includes our natural gas system, which is essential for heating our customers' homes and for the addition of gas-fired generation to our portfolio. NorthWestern's infrastructure investment has more than doubled over the last decade. In 2023, the Company put nearly $560 million into capital investments in the system that serves our customers and spent $338 million in operations, maintenance and general expenses across our service territory.

We understand reliability is critical, which is why we have invested more than $5.5 billion into our energy delivery platform since 2011 — much of which provides hardening and resiliency to the grid. Despite the challenges posed by our rural service territory, our reliability consistently outperforms that of our industry peers. In 2023, our customers, on average, experienced less than 120 minutes

of outage time and just one outage per year. This represents 99.98 percent reliability and first-quartile performance compared to our industry peers. Our reliable service is due in large part to our Distribution System Infrastructure Project (DSIP), which began in 2011 with the goal of heading off potential problems with aging infrastructure, addressing capacity needs, and laying the foundation for increasing technology deployment.

A decade later, we continue to build on our Distribution System Infrastructure Project. In 2018, we launched our South Dakota and Nebraska Advanced Metering Infrastructure (AMI) project, during which we converted nearly every electric and gas meter in South Dakota and Nebraska to an advanced meter. In 2021, we moved our AMI efforts to Montana, where we will have installed 590,000 electric and gas AMI meters by the end of 2025. Our meter upgrade project will allow us to roll out new technology to better meet our customers' needs, restore service faster after an outage, and identify problems before those problems cause outages. In 2024, we will roll out a Preference Center, which customers will be able to access through our website and see additional information about their energy use.

Wildfire mitigation is another important piece of grid resiliency. In 2020 we launched our Wildfire

Mitigation Plan, which focuses on wildlife impacts that are within our control, such as operational practices, reducing ignition potential and collaborating with external stakeholders. We plan to spend roughly $25 million on our Montana Enhanced Wildfire Plan in 2024, with the project continuing through to 2028 with total expected costs of $277 million.

We continue to work toward our goal of reaching net-zero carbon emissions by 2050. We are proud of our diverse generation fleet of hydro, solar, wind, natural gas and coal resources; each plays an important role in serving our customers. It is our hope to operate the Colstrip plant and our three coal plants serving South Dakota through their useful lives, and then replace them, at the right time and price, with newer and proven technologies. Over time, the natural gas plants and other thermal generation on our system will be used less, as cleaner, cost-effective resources become available. As these plants operate less, they will emit less carbon. Until then, we see our coal plant resources as a necessary bridge to a time when long duration, clean resources and technologies become cost effective. Our electric resources of natural gas and coal, along with our hydro, wind and solar generation, all play an important part in meeting the excellent reliability our customers and communities count on.



▲ Our 58-megawatt Bob Glanzer Generating Station in Huron, South Dakota, provides on demand resources to support the variability of wind and solar projects coming onto our system and helps serve our customers during extended periods of peak demand.


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AFFORDABILITY

▲ *Customer Associate Erika Ramirez poses in our Grand Island, Nebraska, walk-in office.*

Electricity and natural gas are an amazing value. Many of our customers spend $4-$5 a day on coffee and another $5-$11 a day on a cell phone plan for a family of four. Meanwhile, the average customer spends less to power and heat their home – about $3-$4 a day on each electricity and natural gas. While inflation made headlines in 2023, it's important to point out that in the last century, the cost of electricity has only gone up by about 40 percent, compared to nearly 600 percent for the cost of eggs and 500 percent for the cost of an electric range to cook those eggs.

Providing reliable and affordable energy at the lowest long-term cost for our 775,300 customers is one of our three pillars. Our typical residential customer bills for both electric and natural gas are below the national average. As of January 2023, a typical NorthWestern Energy electric bill, based on a customer using 750 kilowatt hours per month, is $105 in Montana and $100 in South Dakota, compared to a national average of $131 and a typical gas bill, based on a customer using 100 therms per month, is $78 in Montana, $93 in South Dakota, and $87 in Nebraska, compared to a national average of $133.

While we know many of our customers are facing challenging times and no one wants to see rising bills, the outcomes of our recent Montana and South Dakota regulatory rate reviews ensure our customers will continue to be affordably served by a financially sound company that is capable of efficiently funding the significant capital expenditures needed to maintain, expand and modernize our critical energy infrastructure.

We work to lower customer costs through our energy efficiency programs. Helpful energy savings tips, videos and other resources are available to assist our customers with their energy efficiency efforts. In addition, Montana customers fund energy efficiency as a least-cost resource in supply rates and through the Universal System Benefits Charge (USBC). Current programs include rebates for our commercial electric customers, along with custom incentives for electric and natural gas commercial and industrial facilities, and free energy audits for qualifying homes and small businesses. Through a contract with the Montana Department of Public Health and Human Services, homes of income-qualified customers receive free weatherization services. A few small-scale renewable projects at non-profit and government/public buildings also receive incentives funded through the USBC.

In order to deliver reliable energy at the lowest possible cost, NorthWestern Energy maintains a very robust cost control program. In fact, in 2022 we experienced the lowest non-fuel operating, general and administrative expense profiles among our small- to mid-sized utility peers as measured on a cost-per-customer and cost-per-dollar of rate base investment. When measured on a cost per employee, we were still an impressive second-best in class, and we expect to see similar results in 2023.


NorthWestern Energy
SYLVANIA
*One FREE LED lightbulb per family or single visitor

▲ *NorthWestern Energy's Energy Efficiency team attended home shows across our service territory, handing out LED light bulbs and offering information on energy-saving measures.*



SUSTAINABILITY

▲ *Thompson Falls Dam in northwest Montana is a 94-megawatt facility. We are proud of our diverse generation fleet of hydro, wind, natural gas and coal resources.*

At NorthWestern Energy, we are guided by our commitment to sustainability and our dynamic environmental, social and governance policies and practices. Sustainability goes far beyond environmental issues. It also encapsulates safety, employee engagement and financial strength. In all, sustainability means meeting today's needs while planning for tomorrow's as well. Sustainability is built on operational excellence, financial soundness, constructive policy and, perhaps above all, cultural integrity. Our commitment to sustainability allowed us to celebrate 100 Powerful Years in 2023.

NorthWestern Energy is proud to serve some of the most beautiful areas of the country for over a century. We know everything we do affects the environment. Through our environmental programs, we find ways to protect and enhance rivers, streams and habitats.

As the owner and operator of 11 hydroelectric facilities in Montana, habitat improvement on rivers and streams is a high priority for our protection, mitigation and enhancement program (PM&E). To date, nearly $60 million has been spent toward fisheries and wildlife projects under the Missouri-Madison PM&E Program. We also have an active avian protection program, which includes building nesting platforms for ospreys and making sure all new power poles are avian safe to reduce the likelihood of birds being electrocuted.

In early 2022, we made a commitment to reach net-zero emissions by 2050. Our net zero vision outlines a plan that will continue to serve our customers with reliable, affordable energy, while deploying new, clean technology as it becomes available, proven and cost-effective. We plan to cut emissions on both the electric and natural gas side of our business while working with customers to reduce their emissions.

Each piece of our diverse generation fleet – hydro, solar, wind, natural gas and coal – plays an important role in serving our customers. On a percentage basis, our generation portfolio is already made up of more carbon-free resources than the U.S. electric industry national average. In 2023, 55 percent of our electric generation came from carbon-free resources as compared to the national average of approximately 40 percent.

In recent years, we have focused on reducing methane and carbon emissions from our natural gas system. NorthWestern Energy has more than 10,000 miles of gas transmission and distribution pipe, as well as gas production, compression and underground storage operations. These gas systems can be a source of leaks, which we mitigate by replacing aging pipe infrastructure and improved leak detection capabilities, resulting in better-than-industry-average (lower) leaks per mile. We also have no cast iron or bare steel pipe on our system, which historically have been associated with higher leak rates.



▲ *We were honored to be named in 2023 on Newsweek's list of most responsible companies.*



▲ *In 2023, we installed a flag near Black Eagle Dam in Great Falls, Montana, to honor our veteran and active-duty employees.*

We were honored to be named in Newsweek's 2023 list of most responsible companies. The award recognizes our commitment to excellent corporate governance, deep community engagement and robust environmental programs. They also included NorthWestern Energy on its 2023 list of America's Greatest Workplaces, and named NorthWestern Energy as one of America's Greatest Workplaces for Diversity in early 2024. With a full five-star score, this prestigious recognition is a testament to our commitment to creating an inclusive and diverse workplace.

Workforce retention is an important part of sustainability. We offer competitive pay, and cost-effective and well-rounded benefits for our employees, whom we consider to be our most valuable asset. We are an Equal Opportunity Employer and offer attractive salaries based on qualifications. From a healthy employer contribution to retirement, medical, dental, vision and mental wellness plans, to generous paid time off, our benefits are designed to meet the varied needs of our employees.

NorthWestern's number one goal is employee health and safety. NorthWestern has a strong safety culture. We watch out for each other, and we keep each other safe. In 2023, four NorthWestern Energy hydro facilities recertified as "Star" worksites through the U.S. Department of Labor's Occupational Safety and Health Administration's Voluntary Protection Program. VPP "Star" worksite is the agency's highest level of recognition for workplace safety and health excellence.

Vibrant communities also contribute to our sustainability. NorthWestern Energy plays a role in the economic and community development of the 404 communities we serve. NorthWestern Energy generated more than $3 billion in total economic impact across our service area in 2023, as determined by Bozeman, Montana-based Circle Analytics. We have an economic development team whose mission is to help retain existing jobs, promote business expansion and recruit new businesses in the communities we serve. This is accomplished alongside the support of local and statewide economic development entities and initiatives, and partnering with community, state and national leaders in the regions we serve. We offer an Impact Analysis Grant Program to provide free impact studies for cities, counties, economic development organizations and key accounts within our service territory and also support our communities through charitable giving. In 2023, we gave nearly $2 million in donations, sponsorships, scholarships and economic development.

While maintaining affordability, we are also committed to providing our investors a competitive and sustainable return. With rising interest rates, 2023 was generally a difficult year for all utility stocks. Unfortunately, NorthWestern was no exception – resulting in a negative 10 percent total return for the year. However, even with inflationary pressures on operating costs and interest expense, we were still able to deliver a 6 percent increase in net income and a 1.6 percent increase to our dividend.



LOOKING FORWARD TO
2024 AND BEYOND

▲ *From 2018-2019, we worked to replace all our meters in South Dakota and Nebraska with new advanced meters. We are now continuing that effort in Montana.*

"Delivering a Bright Future" is our tagline, but it's more than just a catchy phrase. It encapsulates our mission, vision and values, which guide us in our day-to-day work and our long-range planning.

In 2023, we experienced several severe weather events. Through our resilient grid and reliable baseload and dispatchable generation, we were able to keep the lights and heat on for our customers. NorthWestern Energy is responsible for providing reliable, safe energy service at reasonable rates for our customers today, tomorrow and into the future. We look forward to bringing the Yellowstone County Generating Station (YCGS) online in 2024, which will provide on-demand generation for our Montana customers in all weather conditions and help protect customers from the price volatility that comes with purchasing electricity from the open market.

With the additional generation from YCGS and additional ownership of Colstrip, which will come online in 2026, we should be able to meet the requirement to have enough capacity resources for our Montana customers' energy demands, and an adequate reserve margin to participate in the Western Resource Adequacy Program (WRAP). The WRAP is a new tool for energy companies starting in 2025 that will help maintain reliable service and leverage the diversity of generation options and weather conditions across the West.

By focusing on our mission of investing in the critical infrastructure and essential service on which our region depends, we have produced sustainable results for both our investors and our customers. As we move into 2024 and beyond, we remain committed to providing the performance and value that our customers, shareholders, employees, and regulators have come to expect from NorthWestern Energy.

Brian B. Bird
President and Chief Executive Officer

GRID RESILIENCY MILESTONES

NorthWestern's integrated electric and natural gas utility allows seamless coordination and communication, ultimately boosting overall grid reliability and responsiveness in the face of outages or emergencies.

2024: Anticipated commercial operation of 175-megawatt natural gas-fired **Yellowstone County Generating Station** near Laurel, Montana

2022: Commercial operation of 58-megawatt natural gas-fired **Bob Glanzer Generating Station** near Huron, South Dakota

2020-2022: Acquired **Byron crude pipeline.** The pipeline was cleaned and converted to natural gas to power the Yellowstone County Generation Station and is fully integrated into the gas transmission system providing critical support to the Billings area.

2019-Present: Upgrading existing street lighting in Montana and South Dakota to more durable, longer lasting and efficient **LED lighting**

2018-Present: Installation of **Advanced Metering Infrastructure** across our service territory

2018-Present: Clearing more than 1,000 miles of right-of-way, our **Hazard Tree Program** is removing vegetation at risk of falling into our electric lines

2018: Acquired 9.7-megawatt **Two Dot Wind** project near Two Dot, Montana (later up-rated to 11-megawatts)

2018-Present: Investing nearly $17 million annually in **Substations and Transmission Infrastructure Programs** (focusing on grid modernization)

2015-Present: Gas Transmission System compression and looping of **Main Line system** from north central Montana south to provide critical natural gas service for our customers and natural gas supply to dispatchable generation near Butte while providing critical support to the transmission systems in the area.

2015: Acquired 80-megawatt **Beethoven Wind** project in South Dakota

2014: Acquired **439-megawatt hydroelectric system** in Montana (12 facilities distributed nicely across our service territory)

2012: Acquired 40-megawatt **Spion Kop Wind** project in northcentral Montana

2011-2017: Initiated **Distribution System Infrastructure Project (DSIP)** - A $365 million project to address aging infrastructure and capacity needs while laying the foundation for increasing technology deployment as it becomes cost effective

2011: Commercial operation of 150-megawatt natural gas **Dave Gates Generating Station** near Anaconda, Montana

2010-2012: Acquired **proven natural gas reserves** that provided a quarter of our distribution and electric generation needs in Montana (approximately 6.4 Bcf of our 25 Bcf annual need)



Pictured here at our new substation in downtown Missoula, Montana, is our leadership team (from left to right): Bleau LaFave, Vice President - Asset Management and Business Development; Jeanne Vold, Vice President - Technology; Jeffrey Yingling, Director since 2019; Shannon Heim, General Counsel and Vice President - Federal Government Affairs; Anthony Clark, Director since 2016; Jan Horsfall, Director since 2015; Mahvash Yazdi, Director since 2019; Britt Ide, Director since 2017; Dana Dykhouse, Chairman of the Board and Director since 2009; Brian Bird, President and Chief Executive Officer; Bobbi Schroeppel, Vice President - Customer Care, Communications and Human Resources; Jason Merkel, Vice President - Distribution; Linda Sullivan, Director since 2017; Kent Larson, Director since 2022; Sherina Maye Edwards, Director since 2023; Michael Cashell, Vice President - Transmission; John Hines, Vice President - Supply and Montana Government Affairs; Crystal Lail, Vice President and Chief Financial Officer; Cyndee Fang, Vice President - Regulatory.



BOARD'S PERSPECTIVE

NorthWestern Energy's Board of Directors is pleased to present another Annual Report demonstrating continued success. Customer and employee safety, affordability and reliability, environmental stewardship, competitive return to investors, and providing a work environment for our employees to thrive and prosper continue to be the driving forces of our efforts.

To accomplish this, it is imperative that we provide balance to the four primary stakeholders of our business. The Board understands that the appropriate balance is what underpins our future growth and success. We categorize our stakeholders as follows:

- Customers & Communities
- Investors
- Regulators
- Employees

To Our Customers & Communities: We take pride in providing an essential service to our customers and the communities we serve. We have a responsibility to provide safe, affordable and reliable electric and natural gas service to heat and cool homes, power businesses, hospitals and schools, and provide service that, when the switch is flipped, the lights come on. We are proud to provide these services to our customers at rates below the national average.

Our service territory has extremes in weather that can be life threatening. Therefore, long-term reliability at reasonable costs drives our energy infrastructure and resource decisions. In recent years, we have heard the call for more renewable energy sources. Today, NorthWestern has one of the most climate-friendly electric generation portfolios in the nation due to our hydro, wind, and solar. In 2023, approximately 55% of the energy delivered to our customers comes from these emission-free sources.

As the contribution from renewable energy grows, we have a responsibility to not compromise safety and reliability. The lights must come on, our homes must stay warm and the businesses and essential service providers must be provided a constant flow of critical power.

To Our Investors: The utility industry is a capital-intensive business. It requires large, long-term investments to develop and maintain the infrastructure needed to serve our customers. This capital comes in the form of debt and equity from various investors and banks. It is imperative that we provide you a competitive rate of return, otherwise we know that you will invest your money elsewhere.

Over the last five years, NorthWestern has invested more than $2.3 billion in critical infrastructure. Most of that investment has been in poles, transformers, substations, and gas lines on our transmission and distribution networks, in addition to investing in new gas-fired generating stations. Advanced meters and system control technologies allow our transmission and distribution networks to operate more efficiently, safely and reliably. Our investments in supply have focused on meeting our customers' exposure to peak demand, when market prices are high and resources are scarce. These investments will need to continue in the future for us to provide safe and reliable service. We expect to invest nearly $2.5 billion over the next five years and to make that happen, we took steps to strengthen our balance sheet in 2022. We know we must continue to provide a reasonable, competitive return to our investors.

To Our Regulators: As a public utility, we operate in a highly regulated industry. Public utilities commissions and many other regulatory bodies provide the oversight necessary to maintain the proper balance between customer rates, service quality and investor returns. If this balance is disrupted and too much emphasis is placed on any side of the scale, the business will fail. For this reason, it is important that we work closely with the various regulatory bodies to assure that we are in compliance with laws and regulations, that we provide our customers safe, affordable and reliable energy, and that our investors earn a market-competitive return on their capital contribution.

We were pleased with the favorable outcomes of our 2023 regulatory rate reviews in Montana and South Dakota. This will ensure our customers will continue to be served by a financially sound company.

To Our Employees: At every Board meeting and every other opportunity we have, we interact with the great team we have at NorthWestern. The first topic that is always discussed is safety. Our top priority is the safety of our employees and communities we serve. Our employees are called out in the harshest of conditions, dealing with equipment that – if not handled properly – can be life-threatening. Nothing is more important than the safety of our employees and our safety culture. We are very proud that this past year we achieved our goals in safety while still completing one of the most aggressive work plans in our history. Thank you to our employees whose top priority is completing the job and going home safely at the end of the day. In 2023, we saw one of the lowest level of safety incidents on record.

At NorthWestern, our culture is our currency. The Board remains focused on our longstanding commitment to diversity and inclusion. We believe that diversity of thought, background and experience is vital to our culture. Our commitment to diversity was recognized by Newsweek, which named NorthWestern Energy on its 2024 list of America's Greatest Workplaces for Diversity.

2023 was Brian Bird's first year serving as NorthWestern Energy's CEO. With more than 20 years of service to the company, Brian made a seamless transition into his new role. Brian consistently demonstrates a strong understanding of industry trends and challenges in his strategic thinking, while aligning team efforts with company goals.

I conclude this with a personal note. After 15 years, I have reached my term limit and will be ending my service to the NorthWestern Energy Board of Directors at our April Annual Meeting. It has truly been an honor to serve on this Board during a time of rapid change in the utility sector. These years have been marked by significant progress in renewable resources in our generation portfolio, capital investment in updating our infrastructure, customer and employee safety, and regulatory relations. Our Board has done an excellent job of diligently seeking and vetting new Board members, people with exemplary skill sets, who also are a cultural fit for our organization. For this reason, I am convinced as I end my service on this Board, it is in better hands than when I joined. NorthWestern Energy's Board, management and staff are truly some of the best people I have had the opportunity to work with. With their leadership, talent and dedication, NorthWestern Energy has a bright future!

Dana J. Dykhouse

— Dana Dykhouse, Chairman of the Board

FINANCIAL HIGHLIGHTS

	2023	2022	Change
Utility Margin ($000's) *	$1,001,881	$985,826	1.6%
Net Income ($000's)	$194,131	$183,008	6.1%
Diluted Earnings per Average Common Share	$3.22	$3.25	-1.1%
Return on Average Equity	7.2%	7.4%	-2.7%
Dividends Declared per Common Share	$2.56	$2.52	1.6%
Dividend Payout Ratio	79.6%	77.5%	2.7%
Total Debt to Capitalization Ratio	50.0%	49.6%	0.9%
Total Capital Investment ($000's)**	$562,067	$565,055	-0.5%
Number of Customers	775,300	764,200	1.5%
Number of Employees	1,573	1,530	3.3%
Retail Volumes Delivered (000's)			
Electric (megawatt hours)	10,531	10,566	-0.3%
Natural Gas (dekatherms)	33,255	34,708	-4.2%

*Utility Margin is considered a non-GAAP financial measure.
**PP&E Additions plus AFUDC Credit from the cash flow statement plus change in capital expenditures included in trade accounts payable



TOTAL SHAREHOLDER RETURN

The following table assumes $100 was invested in our common stock on January 1, 2018 and compares the share price performance with the S&P Utility Index and the S&P 500 Index for the years ending December 31, 2019, 2020, 2021, 2022 and 2023. Total return is computed assuming reinvestment of dividends.

	1/1/2019	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
NorthWestern Energy	$100.00	$124.51	$105.75	$107.95	$117.14	$105.28
S&P 500 Index	$100.00	$131.49	$155.68	$200.37	$164.08	$207.21
S&P Utility Index	$100.00	$126.35	$126.96	$149.39	$151.73	$140.99

CREDIT RATINGS

	Fitch	Moody's	S&P
Senior Secured	A-	A3	A-
Unsecured	BBB+	Baa2	BBB
Commercial Paper	F3	Prime-2	A-2
Outlook	Stable	Stable	Stable

INVESTOR INFORMATION

CORPORATE SUPPORT OFFICE

NorthWestern Energy
3010 W. 69th Street | Sioux Falls, SD 57108
Phone: (605) 978-2900 | Fax: (605) 978-2910
website: www.northwesternenergy.com

INVESTOR RELATIONS

Phone: (605) 978-2945
Email: investor.relations@northwestern.com

MARKET INFORMATION AS OF DECEMBER 31, 2023

Nasdaq
Ticker Symbol: NWE
Year-end Closing Price: $50.89
Shares Outstanding: 61.2 million
Market Capitalization: $3.1 billion
Dividend Yield: 5.0%

COMMON STOCK DIVIDENDS

In February 2024, we increased our quarterly dividend to 65 cents per share. Anticipated record and payment dates for 2024 are as follows:

RECORD DATE	PAYMENT DATE
March 15	March 29
June 14	June 28
September 13	September 30
December 13	December 31

REGISTRAR, TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

Questions regarding stock transfer, lost certificates and dividend checks should be referred to:

Computershare
c/o Shareholder Services
150 Royall St.
Canton, MA 02021
Telephone: 1+ (800) 736-3001
Internet: www.computershare.com

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

NorthWestern Energy offers a dividend reinvestment and direct stock purchase plan as a service to both new investors and current shareholders.
Information is available on our website at NorthWesternEnergy.com/dividend

2024 VIRTUAL ANNUAL MEETING

April 26, 2024
10:00 a.m. Central Daylight Time
www.virtualshareholdermeeting.com/NWE2024

INDEPENDENT REGISTERED ACCOUNTING FIRM

Deloitte & Touche LLP
50 South Sixth Street, Suite 2800
Minneapolis, MN 55402

BROKERAGE ACCOUNTS

Stock purchased and held for a shareholder by a broker is listed in the broker's name, or "street name." Annual and quarterly reports, proxy material and dividend payments are sent to shareholders by their broker. Questions should be directed to the broker.

FINANCIAL PUBLICATIONS

The company reports details concerning its operation and other matters periodically to the Securities and Exchange Commission on Form 8-K, Form 10-Q and Form 10-K. These publications are available on our website at NorthWesternEnergy.com/SECfilings. **You may request a copy of these publications, free of charge, by contacting Investor Relations.**

CORPORATE GOVERNANCE INFORMATION

Corporate governance information, including our Corporate Governance Guidelines, Code of Conduct and Ethics, Code of Ethics for CEO and Senior Financial Officers, and charters for the Committees of our Board of Directors, is available on our website at NorthWesternEnergy.com/CorpGov

This Annual Report is prepared primarily for the information of our shareholders and is not given in connection with the sale of any security or offer to sell or buy any security.

**Montana
Operational Support Office**
11 East Park Street
Butte, MT 59701
(406) 497-1000

**South Dakota/Nebraska
Operational Support Office**
600 Market Street West
Huron, SD 57350
(605) 353-7478

**Corporate
Support Office**
3010 West 69th Street
Sioux Falls, SD 57108
(605) 978-2900



NorthWestern® Energy

Delivering a Bright Future